UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 14, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI RECEIVES UNCONDITIONAL APPROVAL FOR THE SALE OF ITS REMAINING SOUTH AFRICAN MINES**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

AngloGold Ashanti Receives Unconditional Approval for the Sale of its South African Mines

(JOHANNESBURG) – AngloGold Ashanti is pleased to announce that all conditions precedent have been met with respect to the sale of its remaining mines in South Africa ("the transaction") to Harmony Gold Mining Company Limited ("Harmony"). This includes the unconditional approval by the Department of Mineral Resources and Energy ("DMRE") for the transfer of the West Wits mineral rights from AngloGold Ashanti to Harmony. Consequently, the transaction is scheduled to close in accordance with the transaction agreement on 30 September 2020, upon which Harmony will assume full ownership and operation of all assets and liabilities that form part of the transaction.

AngloGold Ashanti is well-positioned to safely deliver better returns as its focus narrows on growing free cash flow and shareholder dividends, while investing in its next generation of opportunities. "While the decision to sell our South African assets was not an easy one, we are pleased that the assets are going to Harmony, a capable and responsible operator that will ensure their long-term sustainability," Christine Ramon, Interim CEO of AngloGold Ashanti said. "We can now sharpen our focus to pursue high return projects at several of our key assets, deliver new ounces from the world class Obuasi mine in Ghana, and advance studies in Colombia, a new frontier for our business."

Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300 million, subject to subsequent performance, and with additional proceeds if the West Wits are developed below current infrastructure. Harmony will pay US$200 million in cash on completion of the transaction. Furthermore, Harmony has agreed to pay to AngloGold Ashanti:

- a contingent compensation of US$260 per ounce on underground gold production from the Mponeng, Savuka and TauTona mines that exceeds 250,000 ounces per annum for a period of six years commencing on 1 January 2021. This is valued at approximately US$100 million based on AngloGold Ashanti's current production forecast; and
- a contingent compensation of US$20 per ounce in relation to underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the current infrastructure if it is developed.

The transaction is in line with AngloGold Ashanti's aim to continually improve its portfolio and supports its disciplined approach to the allocation of capital and other resources to ensure maximum value generation for all shareholders. This, together with the pending sales of the Company's assets in Mali, will result in a streamlined, high-margin business with quality assets and a robust pipeline for growth. Gross cash proceeds from the transaction will be applied to further debt reduction.

ENDS

Johannesburg
14 September 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite   +27 11 637 6388/ +27 83 301 2481   cnthite@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors
Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   +27 11 637 6763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 14, 2020

By:	/s/ L MARWICK
Name:	L Marwick
Title:	EVP: General Counsel
	and Interim Company Secretary